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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Celanese Corporation

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

150870 10 3

(CUSIP Number)

Chinh E. Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on March 21, 2005 (as it may be amended from time to time, the “Schedule 13D”) with respect to the Series A Common Stock, par value $0.0001 per share (the “Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(b) of this Schedule 13D is hereby amended and supplemented by incorporating by reference the information set forth in Item 6 of this 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On May 9, 2005, the BCP Stockholders entered into a voting agreement (the “Voting Agreement”) in which each BCP Stockholder agreed to consult with the other BCP Stockholders prior to the exercise of such BCP Stockholder’s voting rights related to the Series A Common Stock and any other capital stock of the Issuer (collectively, “Shares”) held by such BCP Stockholder. If, in connection with such consultation, it is determined that the BCP Stockholders are not in agreement with respect to the exercise of each of their respective voting rights with respect to the Shares, then the BCP Stockholders agreed that each would exercise their respective voting rights in accordance with and in the manner that such voting rights are exercised by the BCP Stockholder that is the holder of the largest number of Shares or, in the event two or more of the BCP Stockholders held an equal number of Shares, in the manner that such voting rights are exercised by the holders of a majority of the aggregate number of Shares held by the BCP Stockholders. References to, and descriptions of, the Voting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copy of the Voting Agreement, which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

     The following exhibit is added to the Schedule 13D:

4.	Voting Agreement, dated as of May 11, 2005, among Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2005

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director